UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 AUGUST 18, 2006

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL AND DSM BIOLOGICS ANNOUNCE SECOND PER.C6(R) LICENSING AGREEMENT WITH MORPHOSYS

LEIDEN / SITTARD, THE NETHERLANDS, AUGUST 17, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) and technology partner DSM Biologics today announced the signing of a second PER.C6(R) license agreement with MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX). This license agreement allows MorphoSys to use the PER.C6(R) cell line in the production of clinical grade material for the development of its proprietary therapeutic antibody program MOR103. MOR103 is a fully human HuCAL(R) antibody, developed in the area of inflammatory diseases, such as rheumatoid arthritis.

Further, MorphoSys has signed a Biopharmaceutical Manufacturing Agreement with DSM Biologics to produce the clinical grade material in its FDA-approved facilities in Groningen, the Netherlands. Further financial details on these agreements were not disclosed.

"Today's news shows that MorphoSys' MOR103 program is on track towards the next development stage - the filing of an IND in the second half of 2007," commented Dr. Marlies Sproll, Chief Scientific Officer of MorphoSys. "This collaboration brings together a fully human antibody to treat inflammatory diseases with production capabilities in the same fully-human environment. Manufacturing human antibodies in such a manner offers several potential advantages over alternative production methods, especially when targeting chronic diseases such as rheumatoid arthritis."

"We are very pleased that respected antibody companies like Morphosys are being convinced of the advantages of PER.C6(R) for antibody production," said Dr Jaap Goudsmit, Chief Scientific Officer of Crucell. "As we have seen with vaccines, PER.C6(R) is increasingly being accepted as the cell substrate for the production of antibodies."

"We are very pleased that MorphoSys continues to successfully utilize the PER.C6(R) cell line, and that they have chosen DSM Biologics as their preferred manufacturing partner," said Terry Novak, Business Director and Chief Marketing Officer at DSM Biologics. "It is exciting that we are combining two strong platforms for fully human antibodies."

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy and Korea. The Company employs about 900 people. For more information, please visit www.crucell.com.

ABOUT DSM BIOLOGICS
DSM Biologics, a business unit of DSM Pharmaceutical Products, is a leading provider of manufacturing technology & services to the biopharmaceutical industry. In addition to offering world-class biopharmaceutical manufacturing services, DSM Biologics has co-exclusive rights, along with Dutch biotech company Crucell N.V., to license the high-producing PER.C6(R) human cell line as a production platform for recombinant proteins and monoclonal antibodies. DSM Biologics' FDA-approved facility in Groningen, the Netherlands was established in 1986, and has a strong track record in using a broad range of cell lines (PER.C6(R), CHO, hybridoma, etc.) in biopharmaceutical manufacturing, and has a wide-range of experience using multiple manufacturing (batch, fed-batch and continuous perfusion) and purification techniques. The combination of the PER.C6(R) human cell line and DSM's manufacturing services provides companies with a turn-key biologic manufacturing solution reducing cost, risk and time to market. For more information, please visit www.dsmbiologics.com.

ABOUT MORPHOSYS
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL(R)) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with a wide range of major international pharmaceutical and biotechnology companies. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit, which was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:

MORPHOSYS AG                         DSM PHARMACEUTICAL PRODUCTS
Dave Lemus                           Terry Novak
Chief Financial Officer              Chief Marketing Officer
Phone: +49 (0) 89 / 899 27-439       Tel. +1-973-257-8471
Fax: +49 (0) 89 / 899 27-5439        Terry.Novak@dsm.com
investors@morphosys.com

Dr. Claudia Gutjahr-Loser            DSM BIOLOGICS
Director Corporate Communications    Brad Carlson
Phone: +49 (0) 89 / 899 27-122       Vice President, Marketing, Sales & NBD
Fax: +49 (0) 89 / 899 27-5122        Tel. +1 (585) 624-3844
gutjahr-loeser@morphosys.com         Brad.Carlson@dsm.com

Mario Brkulj                         CRUCELL N.V.
Manager Public Relations             Paul Vermeij
Phone : +49 (0) 89 / 899 27-454      Director Investor Relations and Corporate
Fax: +49 (0) 89 / 899 27-5454        Communications
brkulj@morphosys.com                 Tel. +31-(0)71-524 8722
                                     p.vermeij@crucell.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

    AUGUST 18, 2006                               /s/ LEON KRUIMER
------------------------               -----------------------------------------
        (Date)                                      Leon Kruimer
                                              Chief Financial Officer